

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
Mr. Edward Donnelly
Chief Executive Officer
DynaVox, Inc.
2100 Wharton Street, Suite 400
Pittsburgh, Pennsylvania 15203

>   **Re: DynaVox, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 1, 2011**
>   **Filed on September 27, 2011**
>   **File No. 001-34716**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 1, 2011

Item 1. Business, page, page 1

General

1.   In the risk factors section you indicate that you are dependent upon third-party supply and licensing arrangements, making you vulnerable to supply and other uncertainties. Please tell us why you have not described the nature and scope of your reliance upon your licensors in the description of your business. As material, you should describe licensed technology on which you are materially dependant, and you should summarize the material terms of any related license agreements. You should take into account both quantitative and qualitative factors in assessing the significance of the license or supply relationships to your operations. See Instruction (a) to Item 101(h) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

2.   We note your discussion of the results of operations for the predecessor and successor on a combined basis for the year ended July 2, 2010. It is generally inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11. Please note that a supplemental discussion in MD&A based on "pro forma" financial information should be prepared in accordance with Article 11 of Regulation S-X. Considering the predecessor and successor periods are separately presented in the historical financial statements, tell us why you believe it is appropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation.

Schedule I, page 57

3.   We note that you have provided Condensed Financial Information of the company in Schedule I. Please tell us what consideration you gave to the disclosures required by Rule 4-08 (e)(3)(ii) of Regulation S-X.

Note 6. Goodwill and Intangible Assets, page F-19

4.   Please further describe the methodologies and significant assumptions used in your impairment analysis for your indefinite lived intangibles relating to both trade names and symbols. In this regard, provide a recap of the significant assumptions used in your discounted cash flow analysis and ensure you provide quantitative information such as growth rates, discount rates, fair market royalty rate, etc.

5.   Your disclosure indicates that the fair value of your reporting unit exceeded the carrying value, such that no goodwill impairment charge was necessary. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and tell us your consideration to disclose the following in future filings:

●   the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
●   discussion of the degree of uncertainty associated with the key assumptions; and
●   description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please consider disclosing this in future filings.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3266 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Housel, Attorney-Advisor, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Assistant Chief Accountant